UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB Number	SEC File Number	CUSIP Number
3235-0058	000-56075	35086B108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

4Front Ventures Corp.
Full Name of Registrant

N/A
Former Name if Applicable

11811 N. Tatum Blvd., Suite 3031
Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85028
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

4Front Ventures Corp. (the “Registrant”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 by the prescribed due date of March 31, 2025, without unreasonable effort or expense. The delay is primarily due to financial constraints that have impacted the ability to pay our auditors. The company is actively working to resolve the issue and expects to be able to file the necessary reports upon completion of securing additional financing, restructuring our liabilities and continuing discussions with one of the company's lessors. While these engagements are ongoing, there is no guarantee that financing or restructuring efforts will be successfully completed. The company estimates that the filing should occur within sixty days after restarting the audit engagement.

The Registrant currently does not expect to file the Form 10-K for the year ended December 31, 2024 within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Andrew Thut, Chief Executive Officer	(602)	428-5337
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss from continuing operations, before income taxes, for the year ended December 31, 2024 was $42,572,000 compared to $37,626,000 for the year ended December 31, 2023. The increase of $4,946,000 or 13% was primarily driven by the decrease in gross profit compared to the last fiscal year due to continued price compression in our core markets. This was offset slightly by reduced interest expense stemming from debt that was converted into equity early in 2024. Management notes that we are still in the process of completing our audit. As such, figures presented herein are subject to change and may be materially revised upon completion of the audit.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements,” which may be identified by the use of words such as “anticipates,” “will,” “believes,” “intends,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements and expectations about the Company’s results and the timing of the filing of its Annual Report on Form 10-K for the period ended December 31, 2024. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that, upon completion of further procedures, the financial results for the period ended December 31, 2024 are different than the results described in this Form 12b-25, the risk that the Company is unable to complete its closing procedures in a timely manner to file its Annual Report on Form 10-K as indicated in this Form 12b-25, as well as those risks and uncertainties described in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

4FRONT VENTURES CORP.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Andrew Thut
Andrew Thut
Chief Executive Officer